UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      July 25, 2006

Mr. Rahim Rayani
President & Chief Executive Officer
Gulf Coast Oil & Gas, Inc.
5847 San Felipe, Suite 1700
Houston, TX 77057


      Re:	Gulf Coast Oil & Gas, Inc.
		Amendment 2 to Registration Statement on Form SB-2
      Filed July 13, 2006
		File No. 333-133104

		Form 10-KSB/A-2 for the fiscal year ended December 31,
2005
		Filed July 13, 2006
		File No. 0-32747

		Form 10-QSB/A-1 for the fiscal year ended March 31, 2006
		Filed July 13, 2006
		File No. 0-32747

Dear Mr. Rayani:

      We have reviewed your response letter dated July 13, 2006, and your amended filings, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB/A2 Filed July 13, 2006

General

1. Please add an explanatory note to the forepart of your filing summarizing the main reasons for your amendment. Add a similar explanatory note to the forepart of your amended Form 10-Q. These disclosures should clearly explain that your management is assuming full responsibility for the revisions. Please contact us prior to filing your amendments.

Financial Statements
Statement of Stockholders` Equity, page F-4

2. We note that you indicated your response to prior comment 7 was included in your response to prior comment 9. However, you have not sufficiently addressed the reasons for the adjustment labeled "correction of beginning outstanding shares" on page F-4, referring specifically to the 33 shares indicated as being issued at the beginning of 2004, and the reason you found it unnecessary to correct shares reported in the earlier period shown. It is customary for error corrections to be made by way of restating the actual numbers that are in error, with disclosure in the notes. Since you found the error sufficiently material to identify on the face of the financial statements, we believe that you should handle the error correction in an appropriate fashion. We also understand from your response to prior comment 9 that you inappropriately derecognized $232,120 in debt in 2004, thereby generating a gain; and had to later issue common stock in 2005 to satisfy this debt. Please correct your financial statements for both of these items.

Form 10-QSB/A1 Filed July 13, 2006

Signatures, page 16

3. Please amend your filing to include the signature of your authorized officer, in compliance with General Instruction F to Form
10-QSB. Additionally, ensure that your authorized officers sign their required updated certifications, included as Exhibits 31.1 and 32.1.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Donald Delaney at (202) 551-3863 or Karl
Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3685 with any questions.


      					Sincerely,



      					Tangela Richter
      Branch Chief


cc: 	T. Richter
      C. Moncada-Terry

      VIA FACSIMILE

      Thomas P. Gallagher
      Gallagher, Briody & Butler
      (609) 452-0090


Mr. Rahim Rayani
Gulf Coast Oil & Gas, Inc.
July 25, 2006
Page 4